WASTE TO ENERGY GROUP, INC.

2829 Bird Avenue, Suite 12
Miami, Florida 33133

October 21, 2009

Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549-0405

Mail Stop 4561

Re:     Waste to Energy Group, Inc.

Item 4.02 Form 8-K & Item 4.02 Form 8-K/A

Filed on September 24, 2009 and October 9, 2009, respectively

File No. 000-53489

Dear Ms. Collins:

Thank you for your comments dated October 10, 2009 in connection with the submission on Form 8-K and Form 8-K/A for Waste to Energy Group, Inc. (the “Company”) filed with the Securities and Exchange Commission on September 24, 2009 and October 9, 2009, respectively.

On behalf of the Company, we submit this response letter filed electronically with the Commission on October 21, 2009.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

     Ruairidh Campbell, Esq.
     Orsa & Company
     600 Westwood Terrace

Austin,     Texas 78746

     Telephone: (512) 462-3327

     Facsimile: (512) 462-3328

     Email: ruairidhcampbell@msn.com

The following are our detailed responses to your comments.

Item 4.02 Form 8-K/A Filed October 9, 2009

1.

We note from your response to prior comment 1 that only the fourth quarter of fiscal 2008 was impacted by the errors noted in the Company’s Item 4.02 Form 8-K. Please tell us the nature of each of the errors. In this regard, provide a breakdown of the adjustments to each line item that was impacted by these

2.	errors and describe the cause of such errors. Also, tell us how you determined that these errors did not impact previously reported periods.

Response:

The errors impacted our statement of operations, balance sheets, and statements of cash flows, as follows:

Statement of Operations

The Company realized a revenue restatement of $435 for its fiscal year ended May 31, 2008 due to a detail of net revenue rather than gross revenue which should have included an accounts receivable item of $387. The statement of operations was further impacted by an overstatement of $2 in cash due to accounting error, and an increase of $49 in general and administrative expenses and $1 in professional fees. The remainder of the increase in revenue resulted in a decrease in losses from operations of $385 for the period end.

Balance Sheets

The decrease in losses from operations for its fiscal year ended May 31, 2008 of $385 corresponds to accounts receivable amount of $387 and the overstatement of $2 in cash for the period end. An adjustment of $21,655 on the balance sheets for stockholders equity is not a restatement adjustment but rather a reflection of the forward split effected subsequent to the original audit of the period and prior to the restatement.

Statements of Cash Flows

The decrease in losses from operations for its fiscal year ended May 31, 2008 of $385 corresponds to accounts receivable of $387 in accounts receivable as detailed under operating activities, with the difference of $2 reflected as an increase in net cash used in operating activities at the end of the period.

The errors were discovered on internal accounting review of the accounts for fiscal year ended May 31, 2008 which included the fourth quarter of the Company’s fiscal year.

The following financial information, as filed with the Commission on October 9, 2009 on Form 8-K/A, provides a comparison of the Company’s restated, audited financial statements and the prior audited financial statements for the year ended May 31, 2008.

Waste to Energy Group Inc.
(Formerly Your Digital Memories, Inc)
(A Development Stage Company)

Balance Sheets

	May 31,		May 31,
	2008	Adjustments	2008
	(Audited)		(Audited)
ASSETS	(Restated)

Current Assets
Cash	$686	$(2)	$688
Accounts receivable	387	387
Total current assets	1,073	385	688

Non-current
Computer equipment, net of amortization	5,497	0	5,497
Website, net of amortization	17,500	0	17,500
Total Non-current	22,997	0	22,997

Total Assets	$24,070	$385	$23,685

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities
Accounts payable and accruals	$3,000	$0	$3,000
Loans Payable	-		-
Accrued Interest - Loans Payable	-		-
Loans Payable - Related Party	-		-
Accrued Interest - Related Party

Total Liabilities	$3,000	$0	$3,000

Stockholders' Equity (Deficit) (Note 4,5)
Preferred stock, authorized 50,000,000 shares, par value $0.0001.
Common stock, authorized 2,500,000,000 shares, par value, $0.0001

Issued and outstanding:
225,565,000 and 50,265,000 Common Shares for the years ended May 31, 2009 and 2008, respectively	$22,557	$21,655	$902
Additional paid-in capital	55,585	(21,655)	77,240
Contributed capital	-		-
Deficit accumulated during the development stage	(57,072)	0	(57,072)

Total Stockholders’ Equity (Deficit)	$21,070	$385	$20,685

Total Liabilities and Stockholders' Equity (Deficit)	$24,070	$385	$23,685

Waste to Energy Group Inc.
(Formerly Your Digital Memories, Inc)
(A Development Stage Company)

Statements of Operations

	Year-ended		Year-ended
	May 31,		May 31,
	2008	Adjustments	2008
	(Audited)		(Audited)
	(Restated)

REVENUE	$1,596	$435	$1,161

OPERATING EXPENSES
General and Administrative	5,548	49	5,499
Professional Fees	11,558	1	11,557
Consulting	8,500	-	8,500
Depreciation	4,000	-	4,000
Filing Fees	1,560	-	1,560
Impairment of Asset	-	-	-
Total Expenses	$31,166	$50	$31,116

Loss from operations	$(29,570)	$385	$(29,955)

Interest Expense
Interest – Loans	-	-	-
Interest – Related Party	-	-	-
Total Interest Expense	-	-	-

Interest income	577	-	577

Loss before income taxes	$(28,993)	$385	$(29,378)

Provision for income taxes	-	-	-

Net loss	$(28,993)	$385	$(29,378)

Basic and Diluted (Loss) per Share	$0	$-	$0

Weighted Average
Number of Shares	18,224,823	9,202,223	9,022,600

Waste to Energy Group Inc.
(Formerly Your Digital Memories, Inc)
(A Development Stage Company)

Statements of Cash Flows

	Year-ended			Year-ended
	May 31,			May 31,
	2008		Adjustments	2008
	(Audited)			(Audited)
Operating Activities	(Restated)

Net (loss)	$(28,993)		$385	$(29,378)
Adjustments to reconcile net loss to net loss cash used in operating activities:
Depreciation	4,000			4,000
Changes in operating assets and liabilities:
Accounts receivable	(387)		(387)	0
Accounts payable and accrued liabilities	3,000			3,000
Accrued interest – loans payable	-			-
Accrued interest – related party	-			-
Net Cash Used by Operating Activities	$(22,380)		$(2)	$(22,378)

Financing Activities
Proceeds from sale of Common Stock	-			-
Loans payable	-			-
Loans payable – related party	-			-
Contributed capital	-			-
Net Cash Provided by Financing Activities	-			-

Investing Activities
Purchase of computer equipment and website	(26,997)			(26,997)
Net Cash Used in Investing Activities	$(26,997)	$		$(26,997)

(Decrease) Increase in Cash during the period	(49,377)		(2)	(49,375)
Cash, Beginning of Period	50,063			50,063

Cash, End of Period	$686		$(2)	$688

Supplemental disclosure with respect to cash flows:
Cash paid for income taxes	-			-
Cash paid for interest	-			-

2.     We note that the Company’s May 31, 2009 Form 10-K included restated financial statements at and for the year ended May 31, 2008. Tell us how your auditors considered including a reference in their audit report to the restatements. We refer you to AU 561.06. Also, tell us how you considered including footnote disclosures regarding this restatement pursuant to ASC 250-10-50-7 through ASC 250-10-50-10.

Response:

The Company’s auditor did consider including a reference in their audit report in accordance with the guidance provided by AU 516.06 but decided against such reference as AU 561.06 suggests that such action should be taken if the auditor believes that “there are persons currently relying or likely to rely on the financial statements who would attach importance to the information.” Since the effect of the restatement was to reduce the Company’s net loss in fiscal year ended May 31, 2008 by less than two percent its auditors did not believe that this restatement would be considered important by any persons relying or likely to rely on these financial statements.

3.     We note from your response to prior comments 2 and 3 that the Company intends to file an amended Form 10-K for May 31, 2008 on or before October 15, 2009. Please note that the Staff will continue to monitor these issues and may have further comments when the Form 10-K/A is filed.

Response:

Despite the immateriality of the prior period misstatement, the Company’s most recent Form 10-K for the period ended May 31, 2009 includes a footnote pursuant to ASC 250-10-5-8 and ASC 250-10-50-10 that describes the nature of misstatements for the period ended May 31, 2008. Further, our Form 8-K/A filed with the Commission on October 9, 2009 identifies in detail every adjustment made to the Company’s financial statements for the period ended May 31, 2008 as the result of the restatement. Therefore, the Company no longer believes that an amendment to its Form 10-K for the period ended May 31, 2008 is warranted.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions, please contact us.

Sincerely,

/s/ Maria C. Maz

Maria C. Maz, Chief Executive Officer